WIPRO LIMITED

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035

India

September 26, 2013

Via EDGAR

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E

Washington, D.C. 20549

Re:	Wipro Limited
Form 20-F for the Fiscal Year Ended March 31, 2013
Filed June 12, 2013
File No. 001-16139

Dear Mr. Gilmore:

Wipro Limited (“Wipro” or the “Company”) expresses its appreciation of your review of its Annual Report on Form 20-F for the fiscal year ended March 31, 2013 (the “2013 Form 20-F”). Wipro submits this letter in response to the letter of comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 4, 2013. For the Staff’s convenience, the Company has reproduced the comments from the Staff in italics and the Company’s responses thereto are set forth below.

Form 20-F for the Fiscal Year Ended March 31, 2013

General

1.	We note your disclosure regarding the demerger of the diversified business into Wipro Enterprises Limited in which all shareholders of Wipro received either securities of Wipro Enterprises Limited or the equivalent value of additional shares of Wipro. Please provide an analysis as to why the demerger of Wipro Enterprises Limited was not registered under the Securities Act. To the extent that you relied on the exemption from registration under Section 3(a)(10) of the Securities Act as you state in the Information Statement filed in the Form 6-K on December 11, 2012, describe the facts upon which you relied to conclude that this exemption is available for this transaction.

RESPONSE

The Company respectfully advises the Staff that the demerger of the diversified business into Wipro Enterprise Limited in which all shareholders of Wipro received either securities of Wipro Enterprise Limited or the equivalent value of additional shares of Wipro (the “Demerger”) was not registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration under Section 3(a)(10) of the Securities Act. The securities issued in connection with the Demerger were issued pursuant to a Scheme of Arrangement (the “Scheme”) which was approved by the High Court of Judicature at Karnataka at Bangalore (the “High Court”) on March 1, 2013, following a hearing conducted by the High Court for consideration of the Scheme on February 21, 2013 (the “High Court Hearing”). In approving the Scheme, the High Court determined that the Scheme was fair to the persons receiving securities in the Scheme. Prior to the High Court Hearing, Wipro notified the High Court that it would rely on Section 3(a)(10) as an exemption from registration of the Demerger under the Securities Act.

Wipro provided adequate notice of the High Court Hearing under applicable Indian law to all shareholders of Wipro. The High Court Hearing was open to all shareholders of Wipro, creditors and any other interested parties, and such parties were afforded the opportunity to present their concerns and make submissions to the High Court. There were no improper impediments to the appearance by those persons at the High Court Hearing. Based on the guidance set forth in Staff Legal Bulletin No. 3R, the foregoing facts and the reasons set forth above, Wipro has relied on Section 3(a)(10) for an exemption from the registration of the Demerger under the Securities Act.

Consolidated Financial Statements

Note 4: Demerger of diversified business and discontinued operations, page 124

2.	We note that certain of the subsidiaries (i.e. the IT services subsidiaries) that were transferred to the Resulting Company will be transferred back to you as they do not pertain to the Diversified Business. Please explain your basis for transferring the IT services subsidiaries when your intention was to reacquire them. We also note that you continue to include the results of these subsidiaries in your financial statements yet these subsidiaries are technically no longer owned by you. Please explain your basis for including these subsidiaries in your financial statements and provide the authoritative guidance you relied upon when determine your accounting. As part of your response, please tell us where you classify the results of these subsidiaries and quantify the amounts included in your consolidated balance sheets and statements of income that relate to these subsidiaries. Also, tell us whether the subsidiaries have been subsequently transferred back to you.

RESPONSE

Basis for Transferring Subsidiaries

Pursuant to the Scheme, the Company transferred its consumer care and lighting, infrastructure engineering, and other non-IT business segments of the Company’s business (the “Diversified Business”) to a new entity, Wipro Enterprises Limited (the “Resulting Company”). As part of the Demerger, the Company transferred all subsidiaries affiliated with the Diversified Business to the Resulting Company. One such subsidiary, which was related to the Diversified Business, had multiple subsidiaries in various jurisdictions which were related to the IT business (the “IT Services Subsidiaries”). The IT Services Subsidiaries were automatically transferred to the Resulting Company with the transfer of their parent entity. Because the Company intended to retain all assets related to the IT business, it is necessary to transfer the IT Services Subsidiaries back to the Company from the Resulting Company.

The Resulting Company is in the process of transferring the IT Services Subsidiaries to a wholly owned subsidiary of the Company, thereby reestablishing the Company’s parent-subsidiary relationship with the IT Services Subsidiaries. Throughout this transfer process, the Company has retained all operating and management control for the IT Services Subsidiaries, including the power to govern the operating and financial policies, the appointment of a majority of the board of directors, and appointment of key management personnel.

Basis for Including Step Subsidiaries in Financial Statements

As per paragraph 4 of IAS 27 ‘Consolidated and Separate Financial Statements’ (“IAS 27”), a subsidiary “is an entity, including an unincorporated entity such as partnership that is controlled by another entity.” Control, as per paragraph 4 of IAS 27, “is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.” Therefore, ownership by parent of shares in a subsidiary is not a necessary condition for control, but instead operating authority is the defining characteristic.

Further, as per paragraph 13 of IAS 27, control also exists when the parent owns half or less of the voting of an entity when there is:

(a)	power over more than half of the voting rights by virtue of an agreement with other investors;

(b)	power to govern the financial and operating policies of the entity under a statute or an agreement;

(c)	power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or

(d)	power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

As described in our 2013 Form 20-F, the board of directors of the Resulting Company authorized the Company, in compliance with the terms of the Scheme, to retain all operating and management control for the IT Services Subsidiaries, including the power to govern the operating and financial policies, appointment of the majority of the board of directors and appointment of key management personnel. Therefore, the Company has control over these IT Services Subsidiaries as defined under both paragraph 4 and paragraph 13 of IAS 27, and as such included these IT Services Subsidiaries in its financial statements.

These IT Services Subsidiaries are included in the Company’s consolidated financial statements on a line-by-line basis for assets, liabilities, equity, income, and expenses. These IT Services Subsidiaries are also incorporated in the consolidated financial statements of the IT Services segment for the fiscal year.

The impact of the IT Services Subsidiaries on the consolidated financial statements of the Company is given below:

Sl No	Particulars	Impact %
1	Revenues	Increase of 0.26%
2	Profit after tax	Increase of 0.26%
3	Net assets	Increase of 0.34%

The impact of the Step Subsidiaries on the IT Services segment of the Company is given below:

Sl No	Particulars	Impact %
1	Revenues	Increase of 0.29%
2	Profit after tax	Decrease of 0.06%

Status of Transfer of IT Services Subsidiaries

The transfer of the share ownership of the IT Services Subsidiaries back to the Company is in progress and is expected to be completed by October 2013.

In connection with the Company’s responses to the Staff’s comments on its filings, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Wipro believes that the foregoing fairly responds to the Staff comment letter. Wipro is prepared to provide any additional information required by the Staff in connection with its review. Wipro respectfully requests an opportunity to discuss this response letter further with the Staff if, following its review of this information, the Staff does not concur with its views. Thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact the undersigned at +91-80-2844-0055 or the Company’s counsel, Raj S. Judge, at Wilson Sonsini Goodrich & Rosati, P.C., at 650-320-4688.

Yours sincerely,

Wipro Limited

/s/ Suresh C. Senapaty

Suresh C. Senapaty
Chief Financial Officer and Director

Cc:	Raj S. Judge, Esq.